SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Facet Biotech Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

Associated Preferred Stock Purchase Rights

(Title of Class of Securities)

30303Q103

(CUSIP Number)

Laura J. Schumacher

Executive Vice President, General Counsel and Secretary

Abbott Laboratories

100 Abbott Park Road

Abbott Park, Illinois 60064

(847) 937-6100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 30303Q103

1	Names of Reporting Persons Abbott Laboratories

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC, AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 81,909,724 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 81,909,724 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,909,724 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 30303Q103

1	Names of Reporting Persons Amber Acquisition Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 81,909,724 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 81,909,724 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,909,724 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (the “Facet Common Stock”), including the associated rights to purchase shares of Series A Preferred Stock issued pursuant to the Rights Agreement, dated as of September 7, 2009, as amended by the amendments thereto dated as of December 15, 2009, December 16, 2009 and March 9, 2010, by and between Facet Biotech Corporation, a Delaware corporation (“Facet”), and Mellon Investor Services LLC (together with the Facet Common Stock, the “Shares”), of Facet, whose principal executive offices are located at 1500 Seaport Boulevard, Redwood City, California 94063.

Item 2.	Identity and Background

(a) — (c) and (f)  The persons filing this Schedule 13D are Abbott Laboratories (“Abbott”) and Amber Acquisition Inc. (the “Purchaser” and, together with Abbott, the “Reporting Persons”).  Abbott is an Illinois corporation with its principal offices located at 100 Abbott Park Road, Abbott Park, Illinois 60064-6400.  The telephone number of Abbott is (847) 937-6100.  Abbott’s principal business is the discovery, development, manufacture and sale of a broad and diversified line of health care products.  The Purchaser’s principal executive offices are located at 100 Abbott Park Road, Abbott Park, Illinois 60064. The Purchaser is a newly formed Delaware corporation and a wholly-owned subsidiary of Abbott. The Purchaser was formed for the purpose of making the Offer (as defined below) and has not conducted, and does not expect to conduct, any business other than in connection with the Offer and the Merger (as defined below).  The telephone number of the Purchaser is (847) 937-6100.

The name, citizenship, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) for each director and executive officer of Abbott and the Purchaser are set forth in Annex I hereto and incorporated herein by reference.

(d) — (e)  During the last five years, none of Abbott or the Purchaser or, to the knowledge of Abbott or the Purchaser, any of the persons listed on Annex I attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, Abbott, the Purchaser and Facet entered into an Agreement and Plan of Merger, dated as of March 9, 2010 (the “Merger Agreement”), a copy of which is filed herewith as Exhibit 1 and incorporated herein by reference. Pursuant to the Merger Agreement, the Purchaser commenced a tender offer (the “Offer”) to purchase all of the outstanding Shares, at a price of $27.00 per share (the “Offer Price”), in cash, without interest thereon and less any required withholding taxes, on March 23, 2010 upon the terms and subject to the conditions set forth in an offer to purchase dated March 23, 2010 (as amended, the “Offer to Purchase”) that was filed by the Purchaser with the Securities and Exchange Commission, and in the letter of transmittal related to the Offer to Purchase (the “Letter of Transmittal”).

The Offer expired at 12:00 midnight, New York City time, at the end of the day on April 19, 2010. On April 20, 2010, the Purchaser accepted for purchase all Shares that were validly tendered and not properly withdrawn in connection with the Offer. An aggregate of 19,257,669 Shares were purchased by the Purchaser in accordance with the terms of the Offer at a price of $27.00 per Share. The Purchaser paid an aggregate of $519,957,063 to holders of Shares acquired pursuant to the Offer, which was funded through Abbott’s existing cash balances and cash equivalents.

On April 21, 2010, the Purchaser exercised the Top-Up Option (as defined in the Merger Agreement) under the Merger Agreement and purchased 62,652,055 newly-issued Shares from Facet at the Offer Price, and paid the purchase price for such Shares by paying $626,520.55 in cash (which was funded through Abbott’s existing cash balances and cash equivalents) to Facet, which cash amount was equal to the par value of such Shares, and issuing a promissory note to Facet in the amount of $1,690,978,964.45.

Pursuant to the Merger Agreement, also on April 21, 2010, Abbott effected a short-form merger (the “Merger”) in accordance with Section 253 of the General Corporation Law of the State of Delaware (the “DGCL”).  In the Merger, the Purchaser was merged with and into Facet with Facet continuing as the surviving corporation and a wholly-owned subsidiary of Abbott.  At the effective time of the Merger, each Share outstanding immediately prior to the effective time (other than Shares owned by Facet, any wholly-owned subsidiary of Facet, Abbott or the Purchaser, and Shares held by dissenting stockholders who properly exercise appraisal rights under the DGCL) was converted into the right to receive $27.00 in cash, without interest and subject to any required withholding taxes. The Purchaser will pay up to an aggregate of $161,460,918 to holders of Shares acquired pursuant to the Merger, which will be funded through Abbott’s existing cash balances and cash equivalents.

Item 4.	Purpose of Transaction

The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, Facet.

On March 23, 2010, the Purchaser commenced the Offer upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal. The Offer expired at 12:00 midnight, New York City time, at the end of the day on April 19, 2010. All Shares that were validly tendered and not properly withdrawn were accepted for purchase by the Purchaser on April 20, 2010.

On April 21, 2010, the Purchaser exercised the Top-Up Option under the Merger Agreement and purchased 62,652,055 newly-issued Shares from Facet at the Offer Price.  The Shares purchased pursuant to the Top-Up Option, together with the Shares accepted for purchase upon expiration of the Offer, constituted more than 90% of the Shares (determined on a fully diluted basis) that were outstanding immediately after the issuance of the Shares pursuant to the exercise of the Top-Up Option.  As a result, pursuant to the Merger Agreement, on April 21, 2010, Abbott effected the Merger in accordance with Section 253 of the DGCL, which provides that, if a corporation owns at least 90% of the outstanding shares of each class of stock of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation.  In the Merger, the Purchaser was merged with and into Facet with Facet continuing as the surviving corporation and a wholly-owned subsidiary of Abbott.  At the effective time of the Merger, each Share outstanding immediately prior to the effective time (other than Shares owned by Facet, any wholly-owned subsidiary of Facet, Abbott or the Purchaser, and Shares held by dissenting stockholders who properly exercise appraisal rights under the DGCL) was converted into the right to receive $27.00 in cash, without interest and subject to any required withholding taxes.

As a result of the Merger, the Shares are no longer traded on the NASDAQ Global Select Market, there is no public market for the Shares and registration of the Shares under the Securities Exchange Act of 1934, as amended, will be terminated.

As of the date of this Schedule 13D, and except as otherwise provided in the Offer to Purchase, the business and operations of Facet have been continued substantially as they were being conducted prior to the Merger. Abbott intends to conduct a comprehensive review of Facet’s business, operations, capitalization and management with a view to optimizing the development of Facet’s potential in conjunction with Abbott’s existing business.

All information contained in “Section 11 — Purpose of the Offer; the Merger Agreement; the Confidentiality Agreement; the IL-12 Patent License Agreement; the Humanization Agreements; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for Facet; Recent Developments Relating to Facet”; and “Section 7 — Possible Effects of the Offer on the Market for the Shares; NASDAQ Global Market Listing; Exchange Act Registration; Margin Regulations” of the Offer to Purchase is incorporated herein by reference. Except as set forth in this Schedule 13D (including any information incorporated by reference) and in connection with the transactions described above, none of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

The information set forth, or incorporated by reference, in Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by this reference in this Item 4.

References to, and descriptions of, the Merger Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed herewith as Exhibit 1 to this Schedule 13D and which is incorporated by reference in this Item 4 in its entirety.

Item 5.	Interest in Securities of the Issuer

(a) — (b)  As of April 21, 2010, prior to the effective time of the Merger the Purchaser was the direct record owner of and may be deemed to have shared voting and dispositive power with respect to, and each other Reporting Person may be deemed to beneficially own and have shared voting and dispositive power with respect to, 81,909,724 Shares, representing approximately 93.2% of the issued and outstanding Shares.  As of April 21, 2010, following the effective time of the Merger Abbott was the direct record owner of and may be deemed to have voting and dispositive power with respect to 1,000 shares of common stock of the Surviving Corporation, representing 100% of the issued and outstanding equity interest of the Surviving Corporation.

(c) On April 20, 2010, the Purchaser accepted for purchase all Shares that were validly tendered and not properly withdrawn in connection with the Offer. An aggregate of 19,257,669 Shares were purchased by the Purchaser in accordance with the terms of the Offer at $27.00 per Share.  On April 21, 2010, the Purchaser exercised the Top-Up Option under the Merger Agreement and purchased 62,652,055 newly-issued Shares at the Offer Price.  Pursuant to the Merger Agreement, on April 21, 2010, Abbott effected the Merger in accordance with Section 253 of the DGCL.  In the Merger, the Purchaser was merged with and into Facet with Facet continuing as the surviving corporation and a wholly-owned subsidiary of Abbott.  At the effective time of the Merger, each Share outstanding immediately prior to the effective time (other than Shares owned by Facet, any wholly-owned subsidiary of Facet, Abbott or the Purchaser, and Shares held by dissenting stockholders who properly exercise appraisal rights under the DGCL) was converted into the right to receive $27.00 in cash, without interest and subject to any required withholding taxes.  Prior to the Merger, Abbott held 1,000 shares of the common stock, no par value per share, of the Purchaser (the “Purchaser Shares”), which represented all of the issued and outstanding capital stock of the Purchaser.   At the effective time of the Merger, each Purchaser Share was converted into one share of common stock of Facet, as the surviving corporation of the Merger, and as a result Abbott acquired 100% of the equity interest of Facet.  Except as described in this Schedule 13D, no transactions in Shares were effected by Abbott or the Purchaser or, to the knowledge of Abbott or the Purchaser, any person identified in Annex I hereto, during the 60 days prior to the date hereof.

(d) — (e)  Not applicable.

References to, and descriptions of, the Merger Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed herewith as Exhibit 1 to this Schedule 13D and which is incorporated by reference in this Item 5 in its entirety.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference in this Item 6.  Except as otherwise described in this Schedule 13D, to the knowledge of Abbott or the Purchaser, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of Facet.

Item 7.	Material to be Filed as Exhibits

1.                                       Agreement and Plan of Merger, dated as of March 9, 2010, by and among Abbott, the Purchaser and Facet (incorporated into this Schedule 13D by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Facet on March 10, 2010).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Abbott Laboratories

	By:	/s/ Thomas C. Freyman
Thomas C. Freyman
Executive Vice President, Finance
and Chief Financial Officer

Amber Acquisition Inc.

	By:	/s/ Thomas C. Freyman
Thomas C. Freyman
President

Dated: April 21, 2010

ANNEX I

Information Concerning Directors and Executive Officers of Abbott Laboratories

The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years of each director and executive officer of Abbott Laboratories. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions within Abbott.  Unless otherwise indicated, the current business address of each of these individuals is 100 Abbott Park Road, Abbott Park, Illinois 60064-6400, and the current business phone number of each of these individuals is (847) 937-6100. Unless indicated otherwise, each of the persons listed below is a U.S. citizen.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Robert J. Alpern, M.D.

Dr. Alpern has been a director of Abbott since 2008. Dr. Alpern has served as the Ensign Professor of Medicine, Professor of Internal Medicine, and Dean of Yale School of Medicine since June 2004. From July 1998 to June 2004, Dr. Alpern was the Dean of The University of Texas Southwestern Medical Center. He joined the faculty of The University of Texas Southwestern Medical Center in 1987 as Associate Professor and Chief of the Division of Nephrology. Dr. Alpern also served as Professor of Internal Medicine and held the Ruth W. and Milton P. Levy, Sr. Chair in Molecular Nephrology and the Atticus James Gill, M.D. Chair in Medical Science, while on the faculty of The University of Texas Southwestern Medical Center. Dr. Alpern served on the Scientific Advisory Board of Ilypsa from 2004 until 2007 and since 2007 has served on the Scientific Advisory Board of Relypsa. Dr. Alpern also serves as a Director on the Board of Yale—New Haven Hospital.

Roxanne S. Austin

Mrs. Austin has been a director of Abbott since 2000. Mrs. Austin is the president and chief executive officer of Move Networks, Inc., an IP-based television solution provider. Since 2004, she has been the president of Austin Investment Advisors, a private investment and consulting firm. She served as president and chief operating officer of DIRECTV, Inc. from June 2001 to December 2003. She also served as executive vice president of Hughes Electronics Corporation and as a member of its executive committee until December 2003. From 1997 to June 2001, Mrs. Austin was the corporate senior vice president and chief financial officer of Hughes Electronics Corporation. Prior to joining Hughes in 1993, Mrs. Austin was a partner at the accounting firm Deloitte & Touche. Mrs. Austin earned her B.B.A. degree in accounting from the University of Texas at San Antonio. She serves on the board of trustees of the California Science Center. Mrs. Austin serves on the board of directors of Target Corporation, Teledyne Technologies Inc., and Telefonaktiebolaget LM Ericsson (LM Ericsson Telephone Company).

William M. Daley

Mr. Daley has been a director of Abbott since 2004. Mr. Daley has served as the senior executive of the Midwest region and serves on the JPMorgan Chase & Co. Executive Committee and on its International Council since May 2004. He served as president, SBC Communications, Inc. (diversified telecommunications) from December 2001 to May 2004. Mr. Daley was vice chairman of Evercore Capital Partners L.P. from January to November 2001. From June to December 2000, Mr. Daley served as chairman of Vice President Albert Gore’s 2000 presidential election campaign. Mr. Daley served as the U.S. Secretary of Commerce from January 1997 to June 2000. Mr. Daley currently serves on the board of directors of The Boeing Company, The Art Institute of Chicago, Loyola University of Chicago, and

Northwestern University. He also sits on the Council on Foreign Relations. Mr. Daley also served on the board of directors of Boston Properties, Inc. from 2003 to 2007. Mr. Daley is a graduate of Loyola University in Chicago and of John Marshall Law School.

W. James Farrell

Mr. Farrell has been a director of Abbott since 2006. Mr. Farrell served as the chairman of Illinois Tool Works Inc. from 1996 to 2006 and as its chief executive officer from 1995 to 2005. He currently serves on the board of directors of Allstate Insurance Company, UAL Corporation, and 3M. Mr. Farrell also served on the board of directors of Kraft Foods, Inc. from 2001 to 2006 and Sears, Roebuck and Company from 1999 to 2005.

H. Laurance Fuller

Mr. Fuller has been a director of Abbott since 1988. Mr. Fuller was elected president of Amoco Corporation in 1983 and chairman and chief executive officer in 1991. As the result of the merger of British Petroleum, p.l.c. and Amoco effective December 31, 1998, he became co-chairman of BP Amoco, p.l.c. He retired from that position in April 2000. He currently serves as a director of Cabot Microelectronics Corporation and The Nature Conservancy of South Carolina, and a life trustee of The Orchestral Association and presidential counselor of Cornell University. Mr. Fuller also served on the board of directors of Motorola, Inc. from 1994 to 2007.

William A. Osborn

Mr. Osborn has been a director of Abbott since 2008. Mr. Osborn was chairman of Northern Trust Corporation from 1995 through 2009 and served as its chief executive officer from 1995 through 2007. Mr. Osborn currently serves as a director of Caterpillar Inc., General Dynamics Corporation, and Tribune Company. He is chairman of the Board of Trustees of Northwestern University and also serves as chairman of the Chicago Symphony Orchestra Association. Mr. Osborn served on the board of directors of Nicor, Inc. from 1999 to 2006. He holds a B.A. degree and an M.B.A. degree from Northwestern University.

The Rt. Hon. Lord Owen CH. FRCP

David Owen has been a director of Abbott since 1996. Mr. Owen is a British subject. He was a neurologist and Research Fellow on the Medical Unit of St. Thomas’ Hospital, London, from 1962 through 1968 and a member of Parliament for Plymouth in the House of Commons from 1966 until he retired in May of 1992. In 1992, he was created a Life Peer and a Member of the House of Lords. In August of 1992, the European Union appointed him Co-Chairman of the International Conference on Former Yugoslavia. He stepped down in June of 1995. He was chairman of Global Natural Energy p.l.c. (an owner and operator of gasoline retailing sites) from 1995 to 2006. Lord Owen currently serves as a director of Hyperdynamics Corp. Lord Owen was Secretary for Foreign and Commonwealth Affairs from 1977 to 1979 and Minister of Health from 1974 to 1976.

W. Ann Reynolds, Ph.D.

Dr. Reynolds has been a director of Abbott since 1980. Dr. Reynolds served as the president of The University of Alabama at Birmingham from 1997 to 2002 and as director of its Center for Community Outreach and Development from 2002 through 2003. From 1990 to 1997, Dr. Reynolds served as chancellor of The City University of New York. Prior to that, she served as chancellor of The California State University system, provost of The Ohio State University and associate vice chancellor for research and dean of the graduate college of the University of Illinois Medical Center, Chicago. She also held appointments as professor of anatomy, research professor of obstetrics and gynecology, and acting associate dean for academic affairs at the University of Illinois College of Medicine. Dr.

Reynolds is a graduate of Emporia State University (Kansas) and holds M.S. and Ph.D. degrees in zoology from the University of Iowa. She currently serves as a director of Humana Inc., Owens-Corning, Life Technologies Corporation, and the News-Gazette, Champaign, Illinois. Dr. Reynolds also served on the board of directors of Invitrogen Corp. from 2005 to 2008 and Maytag Corporation from 1988 to 2006.

Roy S. Roberts

Mr. Roberts has been a director of Abbott since 1998. Mr. Roberts has served as managing director of Reliant Equity Investors since September 2000. Mr. Roberts retired from General Motors in April 2000. At the time of his retirement, he was group vice president for North American Vehicle Sales, Service and Marketing of General Motors Corporation, having been elected to that position in October 1998. Prior to that time, he was vice president and general manager in charge of Field Sales, Service and Parts for the Vehicle Sales, Service and Marketing Group from August 1998 to October 1998, general manager of the Pontiac-GMC Division from February 1996 to October 1998, and general manager of the GMC Truck Division from October 1992 to February 1996. Mr. Roberts first joined General Motors Corporation in 1977 and became a corporate officer of General Motors Corporation in April 1987. Mr. Roberts earned a bachelor’s degree from Western Michigan University. He also completed the Executive Development Program at Harvard Business School. He currently serves as a director of Enova Systems, Inc., as Trustee Emeritus at Western Michigan University, and as past president and on the National Board of Directors for the Boy Scouts of America. Mr. Roberts also served on the board of directors of Burlington Northern Santa Fe from 1993 to 2010.

Samuel C. Scott III

Mr. Scott has been a director of Abbott since 2007. In 2009, Mr. Scott retired as chairman, president and chief executive officer of Corn Products International, after having served in those positions since 1997. He was president of the Corn Refining Division of CPC International from 1995 through 1997, when CPC International spun off Corn Products International as a separate corporation. Mr. Scott currently serves on the board of directors of Bank of New York Mellon Corporation, Motorola, Inc., the Chicago Council on Global Affairs, the Chicago Urban League, Northwestern Healthcare, and Chicago Sister Cities. Mr. Scott graduated from Fairleigh Dickinson University.

William D. Smithburg

Mr. Smithburg has been a director of Abbott since 1982. Mr. Smithburg retired from Quaker Oats in October 1997. Mr. Smithburg joined Quaker Oats in 1966 and became president and chief executive officer in 1981, and chairman and chief executive officer in 1983 and also served as president from November 1990 to January 1993 and again from November 1995. Mr. Smithburg was elected to the Quaker board in 1978 and served on its executive committee until he retired. He is a director of Smurfit-Stone Container Corporation, Northern Trust Corporation, and Corning Incorporated. He is a member of the board of trustees of Northwestern University. Mr. Smithburg earned a B.S. degree from DePaul University and an M.B.A. degree from Northwestern University.

Glenn F. Tilton

Mr. Tilton has been a director of Abbott since 2007. Mr. Tilton has been chairman, president and chief executive officer of UAL Corporation (UAL Corporation filed a voluntary bankruptcy petition under the federal bankruptcy laws in December 2002 and exited bankruptcy in February 2006) and United Air Lines, Inc., a wholly owned subsidiary of UAL Corporation since September 2002. From October 2001 to August 2002, he served as vice chairman of Chevron Texaco Corporation (global energy). In addition, from May 2002 to September 2002 he served as non-executive chairman of Dynegy, Inc. (energy). From February to October 2001 he served as chairman and chief executive officer of Texaco Inc. (global energy). He currently serves as the chairman of the board of directors of the Air Transport Association, and is a member of the U.S. Travel and Tourism Advisory Board. He also serves on the board of the directors of Northwestern Memorial Hospital and on the board of trustees for the Field Museum and the Museum of Science and Industry. Mr. Tilton also served on the board of directors of Lincoln National Corporation from 2002 to 2007, and TXU Corporation from 2005 to 2007.

Miles D. White

Mr. White has been a director of Abbott since 1998. Mr. White has served as Abbott’s Chairman of the Board and Chief Executive Officer since 1999. He served as an Executive Vice President of Abbott from 1998 to 1999, as Senior Vice President, Diagnostics Operations from 1994 to 1998, and as Vice President, Diagnostics Systems Operations from 1993 to 1994. Mr. White joined Abbott in 1984. He received both his bachelor’s degree in mechanical engineering and M.B.A. degree from Stanford University. He serves on the board of trustees of The Culver Educational Foundation, The Field Museum in Chicago, and Northwestern University. He currently serves as a director of McDonald’s Corporation. Mr. White also served on the board of directors of Motorola, Inc. from 2005 to 2009 and Tribune Company from 2005 to 2007.

Carlos Alban

Mr. Alban serves as Senior Vice President, International Pharmaceuticals, a position he has held since 2009. From 2008 to 2009 Mr. Alban served as Vice President, Pharmaceuticals, Western Europe and Canada. He served as Vice President, Western Europe and Canada from 2007 to 2008 and as Vice President, Pharmaceutical European Operations from 2006 to 2007. Prior to that, Mr. Alban served as Regional Director, North Europe from 2004 to 2006. He has been a corporate officer since 2006.

Richard W. Ashley	Mr. Ashley serves as Executive Vice President, Corporate Development, a position he has held since 2004. He was elected as a corporate officer in 2004.

Olivier Bohuon

Mr. Bohuon serves as Executive Vice President, Pharmaceutical Products, a position he has held since 2009. From 2008 to 2009, he served as Senior Vice President, International Pharmaceuticals. From 2006 to 2008, he served as Senior Vice President, International Operations. Mr. Bohuon previously served as Vice President, European Operations from 2003 to 2006 and has been a corporate officer since 2003. He is a citizen of France.

John M. Capek

Mr. Capek serves as Executive Vice President, Medical Devices, a position he has held since 2007. Mr. Capek previously served as Senior Vice President, Abbott Vascular from 2006 to 2007 and Vice President and President, Cardiac Therapies in 2006. He served as President, Guidant Vascular Intervention from 2005 to 2006 and Vice President and General Manager, Bioabsorbable Vascular Solutions (a subsidiary of Guidant Corporation) from 2003 to 2005. He has been a corporate officer since 2006.

Thomas F. Chen

Mr. Chen serves as Senior Vice President, International Nutrition, a position he has held since 2008. From 2006 to 2008, he served as Senior Vice President, Nutrition International Operations. He previously served as Vice President, Nutrition International, Asia and Latin America from 2005 to

2006 and Vice President, Nutrition International, Asia, Canada, Latin America during 2005. He served as Vice President, Abbott International, Pacific/Asia/Africa from 1998 to 2005. Mr. Chen was elected as a corporate officer in 1998.

Thomas C. Freyman	Mr. Freyman serves as Executive Vice President, Finance and Chief Financial Officer, a position he has held since 2004. Mr. Freyman was elected as a corporate officer in 1991.

Stephen R. Fussell

Mr. Fussell serves as Senior Vice President, Human Resources, a position he has held since 2005. From 1999 to 2005, he served as Vice President, Compensation and Development. Mr. Fussell was elected as a corporate officer in 1999.

Robert B. Hance

Mr. Hance serves as Senior Vice President, Vascular, a position he has held since 2008. He previously served as Senior Vice President, Diabetes Care Operations from 2006 to 2008. For a period of time in 2006, he served as Vice President and President, Vascular Solutions. From 2003 to 2006, Mr. Hance served as Vice President and President, Abbott Vascular Devices. He was elected as a corporate officer in 1999.

John C. Landgraf

Mr. Landgraf serves as Senior Vice President, Pharmaceuticals, Manufacturing and Supply, a position he has held since 2008. He previously served as Senior Vice President, Global Pharmaceutical Manufacturing and Supply from 2004 to 2008. Mr. Landgraf was elected as a corporate officer in 2000.

Holger A. Liepmann

Mr. Liepmann serves as Executive Vice President, Nutritional Products, a position he has held since 2008. He previously served as Executive Vice President, Global Nutrition from 2006 to 2008. For a period of time in 2006, Mr. Liepmann served as Executive Vice President, Pharmaceutical Products Group. From 2004 to 2006, he served as Senior Vice President, International Operations. Mr. Liepmann was elected as a corporate officer in 2001.

Greg W. Linder	Mr. Linder serves as Vice President and Controller, a position he has held since 2004. He was elected as a corporate officer in 1999.

Heather L. Mason

Ms. Mason serves as Senior Vice President, Diabetes Care, a position she has held since 2008. She previously served as Vice President, Latin America Pharmaceuticals from 2007 to 2008. From 2005 to 2007, she served as Vice President, International Marketing and from 2001 to 2005, she served as Vice President, Specialty Operations. Ms. Mason was elected as a corporate officer in 2001.

James V. Mazzo

Mr. Mazzo serves as Senior Vice President, Abbott Medical Optics, a position he has held since 2009. He previously served as Chairman of the Board of Directors, Advanced Medical Optics, Inc. (a global leader in the development, manufacture, and marketing of medical devices for the eye) from 2006 to 2009. From 2004 to 2009 he served as Chief Executive Officer of Advanced Medical Optics, Inc. From 2004 to 2007 he served as President of Advanced Medical Optics, Inc. He was elected as a corporate officer in 2009.

Edward L. Michael

Mr. Michael serves as Executive Vice President, Diagnostic Products, a position he has held since 2008. He previously served as Executive Vice President, Diagnostics from 2007 to 2008. For a period of time in 2007, Mr. Michael served as Senior Vice President, Medical Products. From 2003 to

2007, he served as Vice President and President, Molecular Diagnostics. He was elected as a corporate officer in 1997.

Donald V. Patton Jr.

Mr. Patton serves as Senior Vice President, U.S. Pharmaceuticals. Mr. Patton previously served as Senior Vice President, U.S. Nutrition from 2007 to 2009. During 2007, he served as Senior Vice President, Abbott Nutrition Products Division. From 2006 to 2007, he served as Vice President, Diagnostic Global Commercial Operations. From 2005 to 2006, he served as Vice President, Commercial Operations. Mr. Patton served as Vice President, International Marketing from 2004 to 2005. He was elected as a corporate officer in 2004.

Laura J. Schumacher

Ms. Schumacher serves as Executive Vice President, General Counsel and Secretary, a position she has held since 2007. From 2005 to 2007, she served as Senior Vice President, Secretary and General Counsel. Ms. Schumacher was elected as a corporate officer in 2003.

Mary T. Szela

Ms. Szela serves as Senior Vice President, Global Strategic Marketing and Services, Pharmaceutical Products Group. She previously served as Senior Vice President, U.S. Pharmaceuticals from 2008 to 2009. She served as Senior Vice President, Pharmaceutical Operations from 2007 to 2008. During 2006, she served as Vice President, Commercial Pharmaceutical Operations. She served as Vice President, Pharmaceutical Products, Primary Care Operations from 2001 to 2006. Ms. Szela was elected as a corporate officer in 2001.

Michael J. Warmuth

Mr. Warmuth serves as Senior Vice President, Diagnostics a position he has held since 2008. During 2008, he served as Vice President, Hematology Diagnostics. He previously served as Vice President, Global Engineering Services from 2007 to 2008. From 2006 to 2007, Mr. Warmuth served as Divisional Vice President, Global Engineering Services and from 2004 to 2006, he served as Divisional Vice President of Quality, Global Pharmaceutical Operations. Mr. Warmuth was elected as a corporate officer in 2007.

J. Scott White

Mr. White serves as Senior Vice President, U.S. Nutrition. He previously served as Division Vice President and Regional Director for Latin America, Abbott Nutrition International from 2007 to 2009. From 2005 to 2007 he served as Division Vice President and General Manager for Pediatric Nutrition, U.S. Nutrition. He was elected as a corporate officer in 2009.

Information Concerning Directors and Executive Officers of Amber Acquisition Inc.

The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years of each director and executive officer of Amber Acquisition Inc. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions within Abbott Laboratories.  Unless otherwise indicated, the current business address of each of these individuals is 100 Abbott Park Road, Abbott Park, Illinois 60064-6400, and the current business phone number of each of these individuals is (847) 937-6100. Unless indicated otherwise, each of the persons listed below is a U.S. citizen.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Thomas C. Freyman

Mr. Freyman has been a director of Amber Acquisition Inc. since 2010 and serves as its President. Mr. Freyman also serves as Executive Vice President, Finance and Chief Financial Officer of Abbott Laboratories, a position he has held from 2004 to the present. Mr. Freyman was elected as a corporate officer of Abbott Laboratories in 1991.